UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: September 6, 2013

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.1

The9 Limited Reports First and Second Quarter 2013 Unaudited Financial Results

Shanghai, China –September 5, 2013. The9 Limited (NASDAQ: NCTY) (“The9”), an online game developer and operator, announced its unaudited financial results for the first quarter ended March 31, 2013 and the second quarter ended June 30, 2013 today.

Financial Highlights:

•	Net revenues in the first quarter of 2013 amounted to RMB19.9 million (US$3.2 million), representing a 7% increase from RMB18.6 million (US$3.0 million) in the fourth quarter of 2012. Net revenues in the second quarter of 2013 amounted to RMB26.2 million (US$4.3 million), representing a 32% increase from RMB19.9 million (US$3.2 million) in the first quarter of 2013

•	In the first quarter of 2013, net loss attributable to holders of ordinary shares was RMB114.1 million (US$18.6 million), representing a 2% decrease from a net loss of RMB115.9 million (US$18.9 million) in the fourth quarter of 2012. In the second quarter of 2013, net loss attributable to holders of ordinary shares was RMB167.8 million (US$27.3 million), representing a 47% increase from RMB114.1 million (US$18.6 million) in the first quarter of 2013, including an impairment loss on investments of RMB32.8 million (US$5.3 million) recorded in the second quarter of 2013.

Management Comments:

Jun Zhu, Chairman and Chief Executive Officer of The9 said, “Our net losses in the first and second quarters of 2013 in part reflected our ongoing investments related to the development and upcoming launch of our widely anticipated new games, Firefall and Qiji2. In the second half of 2013, we expect to commence the marketing campaign for Firefall in the U.S. and Europe. We also plan to launch Qiji2 in China in the second half of 2013. We have great expectation for these two games on which we have invested more than $100 million in the past three years.”

Discussion of The9’s Unaudited First and Second Quarter 2013 Results

Net Revenues

Our net revenues in the first quarter of 2013 amounted to RMB19.9 million (US$3.2 million), representing a 7% increase from RMB18.6 million (US$3.0 million) in the fourth quarter of 2012 and a 59% decrease from RMB48.6 million (US$7.9 million) in the first quarter of 2012. The increase from the previous quarter was primarily due to an increase in net revenues from Firefall close beta testing. The decrease from the first quarter of 2012 was primarily due to a decrease in net revenues from ShenXianZhuan.

Our net revenues in the second quarter of 2013 amounted to RMB26.2 million (US$4.3 million), representing a 32% increase from RMB19.9 million (US$3.2 million) in the first quarter of 2013 and a 52% decrease from RMB54.8 million (US$8.9 million) in the second quarter of 2012. The increase from the previous quarter was primarily due to an increase in net revenues from the games newly launched in the first quarter, including Firefall close beta testing, Planetside2 and ReXueWuShuang (a new web game). The decrease from the first quarter of 2012 was primarily due to a decrease in net revenues from ShenXianZhuan, partially offset by the net revenues from our newly launched games.

Gross Profit (Loss)

Our gross loss in the first quarter of 2013 amounted to RMB0.8 million (US$0.1 million), representing a 38% decrease from RMB1.3 million (US$0.2 million) in the fourth quarter of 2012. We recorded a gross profit of RMB32.8 million (US$5.3 million) in the first quarter of 2012. The decrease from the fourth quarter of 2012 was primarily due to the increase in net revenues from the games newly launched in the first quarter of 2013. We had a gross loss in the first quarter of 2013 compared to a gross profit in the same quarter in 2012, primarily reflected a decrease in net revenues from ShenXianZhuan and an increase of amortization costs related to Firefall in the first quarter of 2013.

Our gross profit in the second quarter of 2013 amounted to RMB3.0 million (US$0.5 million), compared to gross loss of RMB0.8 million (US$0.1 million) in the first quarter of 2013. Such gross profit in the second quarter of 2013 represented a 92% decrease from a gross profit of RMB38.8 million (US$6.3 million) in the second quarter of 2012. The difference between the first two quarters in 2013 reflected the increase in net revenues from the newly launched games. The year-over-year decrease was primarily due to a decrease in net revenues from ShenXianZhuan and an increase of amortization costs related to Firefall.

Operating Expenses

In the first quarter of 2013, our operating expenses were RMB125.4 million (US$20.4 million), representing a 16% decrease from RMB148.9 million (US$24.3 million) in the fourth quarter of 2012 and a 19% decrease from RMB154.9 million (US$25.2 million) in the first quarter of 2012. The decrease from the fourth quarter of 2012 was primarily due to a decrease in marketing expenses related to Firefall and Planetside 2, as well as a decrease in product development expenses related to Firefall, Qiji2 and mobile games. The decrease from the first quarter of 2012 was primarily due to a decrease in marketing expenses related to ShenXianZhuan, as well as a decrease in product development expenses as a result of our disposal of certain research and development entities in the third quarter of 2012. In the first quarter of 2013, our share-based compensation was RMB7.9 million (US$1.3 million), compared to RMB8.2 million (US$1.3 million) in the fourth quarter of 2012 and RMB9.0 million (US$1.5 million) in the first quarter of 2012.

In the second quarter of 2013, our operating expenses were RMB149.4 million (US$24.3 million), representing a 19% increase from RMB125.4 million (US$20.4 million) in the first quarter of 2013 and a 12% decrease from RMB168.8 million (US$27.5 million) in the second quarter of 2012. The increase from the first quarter of 2013 was primarily due to an increase in marketing expenses related to Planetside 2, an increase in product development expenses related to Firefall, Qiji2 and web games, and an increase in share-based compensation. The decrease from the second quarter of 2012 was primarily due to a decrease in marketing expenses related to ShenXianZhuan, as well as a decrease in product development expenses as a result of our disposal of certain research and development entities in the third quarter of 2012. In the second quarter of 2013, our share-based compensation was RMB11.8 million (US$1.9 million), compared to RMB7.9 million (US$1.3 million) in the first quarter of 2013 and RMB8.9 million (US$1.5 million) in the second quarter of 2012.

Interest Income

Our interest income in the first quarter of 2013 was RMB3.6 million (US$0.6 million), compared to RMB3.6 million (US$0.6 million) in the fourth quarter of 2012 and RMB6.8 million (US$1.1 million) in the first quarter of 2012. The decrease from the first quarter of 2012 was primarily due to a decrease in our cash balance.

Our interest income in the second quarter of 2013 was RMB2.2 million (US$0.4 million), compared to RMB3.6 million (US$0.6 million) in the first quarter of 2013 and RMB6.5 million (US$1.1 million) in the second quarter of 2012. Such decreases were primarily due to decreases in our cash balance.

Impairment Loss on Investments

In the second quarter of 2013, we recognized an impairment loss of RMB32.8 million (US$5.3 million) in relation to our investments in several early–stage mobile game and application development companies in the U.S and China.

Net Loss Attributable to Holders of Ordinary Shares

As a result of the foregoing, in the first quarter of 2013, our net loss attributable to holders of ordinary shares was RMB114.1 million (US$18.6 million), representing a 2% decrease from RMB115.9 million (US$18.9 million) in the fourth quarter of 2012 and a 3% increase from RMB111.4 million (US$18.1 million) in the first quarter of 2012. Our fully diluted loss per share and per ADS in the first quarter of 2013 was RMB4.79 (US$0.78), compared to RMB4.73 (US$0.77) in the fourth quarter of 2012 and RMB4.55 (US$0.74) in the first quarter of 2012.

In the second quarter of 2013, our net loss attributable to holders of ordinary shares was RMB167.8 million (US$27.3 million), representing a 47% increase from RMB114.1 million (US$18.6 million) in the first quarter of 2013 and a 42% increase from RMB118.0 million (US$19.2 million) in the second quarter of 2012. Our fully diluted loss per share and per ADS in the second quarter of 2013 was RMB7.34 (US$1.20), compared to RMB4.79 (US$0.78) in the first quarter of 2013 and RMB4.82 (US$0.79) in the second quarter of 2012.

Convenience Currency Translation

The translation of Renminbi (RMB) into US dollars (US$) in this press release is presented solely for the convenience of readers. The translation was made based on the noon buying rate for U.S. dollars in the City of New York for cable transfers in Renminbi as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board as of June 30, 2013, which was RMB 6.1374 to US$1.00. Such translations should not be construed as any representation that the related RMB amounts represent, have been or could be converted into U.S. dollars at that or any other exchange rate. The percentages stated in this press release are calculated based on the RMB amounts.

Conference Call / Webcast Information

The9’s management team will host a conference call on Thursday, September 5, 2013 at 9:00 PM, U.S. Eastern Time, corresponding to Friday, September 6, 2013 at 9:00 AM, Beijing Time, to present an overview of The9’s financial performance and business operations.

Investors, analysts and other interested parties will be able to access the live conference by calling:

US Toll Free: +1-866-519-4004

Mainland China (mobile users): 400-620-8038

Mainland China (fixed line users): 800-819-0121

Hong Kong Toll: +852-2475-0994

International Toll: +65-6723-9381

Passcode: 32285426

A digital recording of the conference will be available for replay from 12:00 AM ET on September 6, 2013 for 7 days.

The dial-in details for the replay are:

U.S. Toll Free: +1-855-452-5696

International Toll: +1-646-254-3697

Passcode: 32285426

The9 will also provide a live webcast of the earnings call. Participants in the webcast may log onto the Company’s Investor Relations website http://www.corp.the9.com 15 minutes prior to the call, then click on the icon for “The9 Limited 1Q & 2Q 2013 Earnings Conference Call” and follow the instructions.

About The9

The9 Limited is an online game developer and operator. The9 develops and operates, directly or through its affiliates, its proprietary MMO games including Firefall and Qiji2. The9 also develops and operates web games and social games including ReXueWuShuang and Winning Dunk. The9 has also obtained exclusive licenses to operate other MMO games in mainland China such as Planetside 2. In 2010, The9 established its Mobile Internet Unit to focus on mobile internet business.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Phyllis Sai

Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

– Tables follow –

THE9 LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter ended
	March 31, 2012	June 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	March 31, 2013	June 30, 2013
	RMB	RMB	RMB	RMB	RMB	US$	US$
Revenues:
Online game services	51,591,154	57,422,981	15,480,802	18,853,262	23,862,119	3,071,865	3,887,985
Other revenues	527,388	716,506	3,813,959	1,530,828	2,895,626	249,426	471,800

	52,118,542	58,139,487	19,294,761	20,384,090	26,757,745	3,321,291	4,359,785
Sales Taxes	(3,510,585)	(3,343,719)	(706,456)	(492,703)	(583,489)	(80,279)	(95,071)

Net Revenues	48,607,957	54,795,768	18,588,305	19,891,387	26,174,256	3,241,012	4,264,714

Cost of Services	(15,817,867)	(16,045,323)	(19,921,262)	(20,720,433)	(23,169,282)	(3,376,093)	(3,775,097)

Gross Profit (loss)	32,790,090	38,750,445	(1,332,957)	(829,046)	3,004,974	(135,081)	489,617
Operating Expenses:
Product development	(69,261,659)	(78,253,825)	(68,702,039)	(53,510,806)	(59,174,437)	(8,718,806)	(9,641,614)
Sales and marketing	(48,703,335)	(44,795,100)	(41,084,956)	(29,319,993)	(37,689,001)	(4,777,266)	(6,140,875)
General and administrative	(36,952,477)	(45,156,943)	(39,068,639)	(42,530,459)	(52,504,655)	(6,929,719)	(8,554,869)
Impairment of equipment and intangible assets	—	(569,139)	—	—	—	—	—

Total operating expenses	(154,917,471)	(168,775,007)	(148,855,634)	(125,361,258)	(149,368,093)	(20,425,791)	(24,337,358)
Other operating Income	30,000	30,000	30,000	30,000	34,628	4,888	5,642

Loss from operations	(122,097,381)	(129,994,562)	(150,158,591)	(126,160,304)	(146,328,491)	(20,555,984)	(23,842,099)
Interest income, net	6,771,491	6,517,258	3,548,297	3,561,357	2,209,606	580,271	360,023
Other (expenses) income , net	875,783	1,621,895	2,258,930	144,567	2,171,902	23,555	353,880

Loss before gain on investment disposal, impairment loss on investments and share of loss in equity investments	(114,450,107)	(121,855,409)	(144,351,364)	(122,454,380)	(141,946,983)	(19,952,158)	(23,128,196)
Gain on investment disposal	—	—	15,725,792	—	—	—	—
Impairment loss on investments	—	—	—	—	(32,789,319)	—	(5,342,542)
Share of loss in equity investments	(1,856,783)	(2,521,100)	(31,544)	(920,541)	(1,043,738)	(149,989)	(170,062)

Net loss	(116,306,890)	(124,376,509)	(128,657,116)	(123,374,921)	(175,780,040)	(20,102,147)	(28,640,800)
Less: Net loss attributable to noncontrolling interest	(4,953,916)	(6,356,698)	(12,766,951)	(9,280,345)	(7,973,642)	(1,512,097)	(1,299,189)

Net loss attributable to holders of ordinary shares	(111,352,974)	(118,019,811)	(115,890,165)	(114,094,576)	(167,806,398)	(18,590,050)	(27,341,611)

Net loss	(116,306,890)	(124,376,509)	(128,657,116)	(123,374,921)	(175,780,040)	(20,102,147)	(28,640,800)
Other Comprehensive loss:
Unrealized loss on available-for-sale investments	—	—	(56,600)	(16,600)	—	(2,705)	—
Currency translation adjustments	(41,316)	(111,701)	(1,830,684)	121,010	(1,727,211)	19,717	(281,424)

Comprehensive loss	(116,348,206)	(124,488,210)	(130,544,400)	(123,270,511)	(177,507,251)	(20,085,135)	(28,922,224)
Less: Comprehensive loss attributable to noncontrolling interest	(4,953,109)	(6,374,414)	(12,621,017)	(9,196,148)	(7,356,438)	(1,498,378)	(1,198,625)

Comprehensive loss attributable to holders of ordinary shares	(111,395,097)	(118,113,796)	(117,923,383)	(114,074,363)	(170,150,813)	(18,586,757)	(27,723,599)

Net loss attributable to holders of ordinary shares per share
- Basic and diluted	(4.55)	(4.82)	(4.73)	(4.79)	(7.34)	(0.78)	(1.20)

Weighted average number of shares outstanding
- Basic and diluted	24,459,891	24,474,211	24,518,298	23,838,496	22,850,083	23,838,496	22,850,083

THE9 LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$)

	As at
	December 31, 2012	March 31, 2013	June 30, 2013	March 31, 2013	June 30, 2013
	RMB	RMB	RMB	US$	US$
Assets
Current Assets
Cash and cash equivalents	554,278,809	432,629,134	321,210,487	70,490,621	52,336,574
Short term investment	877,350	279,150	55,830	45,483	9,097
Accounts receivable	15,621,678	19,437,139	19,990,552	3,166,999	3,257,169
Due from related parties	—	—	163,863	—	26,699
Advances to suppliers	2,094,525	3,079,581	6,364,475	501,773	1,036,999
Prepayments and other current assets	76,022,204	49,836,458	55,009,071	8,120,125	8,962,927
Prepaid royalties	14,820,331	14,781,163	12,051,430	2,408,375	1,963,605
Deferred costs	900,961	834,692	2,493,128	136,001	406,219

Total current assets	664,615,858	520,877,317	417,338,836	84,869,377	67,999,289
Restricted cash	737,959	737,959	700,000	120,240	114,055
Investments in equity investees	76,017,792	80,245,745	52,674,765	13,074,876	8,582,586
Available-for-sale investments	6,285,500	6,268,900	—	1,021,426	—
Property, equipment and software	64,575,315	62,002,915	60,630,081	10,102,473	9,878,789
Goodwill	10,011,247	9,984,807	9,841,141	1,626,879	1,603,471
Intangible assets	155,049,811	149,080,004	143,147,821	24,290,417	23,323,854
Land use right	74,115,115	73,634,888	73,154,660	11,997,733	11,919,487
Other long-term assets	60,936,775	51,305,441	50,207,883	8,359,475	8,180,644

Total Assets	1,112,345,372	954,137,976	807,695,187	155,462,896	131,602,175

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	54,947,197	41,236,041	55,715,695	6,718,813	9,078,062
Other taxes payable	4,148,647	2,681,563	4,369,145	436,922	711,889
Advances from customers	17,878,053	19,502,390	17,813,636	3,177,631	2,902,473
Deferred revenue	20,255,327	23,711,065	30,035,379	3,863,373	4,893,828
Refund of game points	169,998,682	169,998,682	169,998,682	27,698,811	27,698,811
Other payables and accruals	50,484,656	42,607,932	45,814,808	6,942,342	7,464,856

Total current liabilities	317,712,562	299,737,673	323,747,345	48,837,892	52,749,919
Long-term accounts payable	39,912,925	39,807,515	39,234,745	6,486,055	6,392,731
Deferred tax liabilities, non-current	5,508,341	5,493,793	5,414,746	895,134	882,254

Total Liabilities	363,133,828	345,038,981	368,396,836	56,219,081	60,024,904

Equity
Common shares (US$0.01 par value; 24,484,634 shares issued and outstanding as of December 31, 2012, 23,080,797 shares issued and outstanding as of March 31, 2013, 22,830,431 shares issued and outstanding as of June 30, 2013)	1,997,390	1,882,919	1,862,254	306,794	303,427
Additional paid-in capital	2,148,416,134	2,131,822,657	2,139,927,380	347,349,473	348,670,020
Statutory reserves	28,071,982	28,071,982	28,071,982	4,573,921	4,573,921
Accumulated other comprehensive loss	(6,710,971)	(6,690,758)	(9,035,173)	(1,090,162)	(1,472,150)
Accumulated deficit	(1,386,308,302)	(1,500,402,878)	(1,668,209,276)	(244,468,811)	(271,810,422)

The9 Limited shareholders’ equity	785,466,233	654,683,922	492,617,167	106,671,215	80,264,796
Noncontrolling interests	(36,254,689)	(45,584,927)	(53,318,816)	(7,427,400)	(8,687,525)

Total equity	749,211,544	609,098,995	439,298,351	99,243,815	71,577,271

Total liabilities and equity	1,112,345,372	954,137,976	807,695,187	155,462,896	131,602,175